Exhibit 99.2
Appendix 3Y
Change of Director’s Interest Notice
Rule 3.19A.2
Appendix 3Y
Change of Director’s Interest Notice
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 30/9/2001.

Name of entity James Hardie Industries N.V.
ARBN 097 829 895 Incorporated in The Netherlands. The liability of members is limited.

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Mr Louis GRIES
Date of last notice	2 June 2009

Part 1 — Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust
Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable
Date of change	20 August 2009
No. of securities held prior to change	• 127,675 fully paid ordinary shares/CUFS registered in the name of the Director; and • 3,867,544 options over unissued ordinary fully paid shares/CUFS
Class	Ordinary shares/CUFS and options
Number acquired	215,197 ordinary shares/CUFS
Number disposed	149,536 ordinary shares/CUFS and 215,197 options.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Exercise options — A$667,017 • Sale of shares — A$994,638.70

Appendix 3Y
Change of Director’s Interest Notice

No. of securities held after change
•    193,336 fully paid ordinary shares/CUFS registered in the name of the Director; and
•    3,652,347 options over unissued ordinary fully paid shares/CUFS comprising:
o    974,347 options under the 2001 Equity Incentive Plan;
o    1,000,000 options under the Managing Board Transitional Stock Option Plan 22 August 2005;
o    860,000 options (ROCE) under the 2006 JHINV Long Term Incentive Plan; and
o    818,000 options (TSR) under the 2006 JHINV Long Term Incentive Plan.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Cashless exercise of options, due to expire in November 2009 and 2010 under the 2001 Equity Incentive Plan. The disposal of shares is required to fund the exercise price and US State and Federal withholding tax obligations (which are payable immediately on exercise of options).

Part 2 — Change of director’s interests in contracts
Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable
Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to be issued ordinary shares/CUFS upon satisfaction of certain conditions.
Name of registered holder (if issued securities)	Not applicable
Date of change	Not applicable
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable
Interest acquired	Not applicable
Interest disposed	Not applicable
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Appendix 3Y
Change of Director’s Interest Notice

Interest after change	No change. However, the current interests in contracts are: • 558,708 Relative TSR RSUs; • 201,324 Deferred Bonus RSUs; and • 487,446 Executive Incentive Program RSUs.